Roth Capital Partners, LLC 888 San Clemente Drive, Suite 400 Newport Beach, CA 92660	Maxim Group LLC 405 Lexington Ave. New York, NY 10174

October 13, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Danilo Castelli

RE:	Registration Statement on Form S-1 File No. 333-213519

Dear Mr. Castelli:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roth Capital Partners, LLC and Maxim Group LLC, in their capacity as underwriters (the “Underwriters”) pursuant to that certain registration statement on Form S-1, File No. 333-213519 (the “Registration Statement”) of Ocean Power Technologies, Inc. (the “Company”), hereby respectfully requests that the Registration Statement, be declared effective at 4:30 P.M., Washington, D.C. time, on October 13, 2016, or as soon as practicable thereafter.

Respectfully, ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

MAXIM GROUP LLC

By:	/s/ Cliff Teller
Name: Cliff Teller
Title: Head of Investment Banking